[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
August 11, 2009
BY HAND AND EDGAR
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Starwood Property Trust, Inc.; Amendment No. 4 to Registration Statement on Form S-11 (File No. 333-159754)
Dear Ms. Garnett:
          On behalf of Starwood Property Trust, Inc., a Maryland corporation (the “Company”), enclosed is a copy of Amendment No. 5 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement on Form S-11/A filed with the Commission on August 6, 2009.
          The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of August 10, 2009 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.
          Set forth below are the Comments and each of the Company’s responses thereto. All references to page numbers and captions correspond to the page numbers in the preliminary prospectus included in the Registration Statement.

Historical Performance of Starwood Capital Group, page 126
1.	We note your responses to prior comments 8 and 9. It appears that the “realized returns” for Starwood Mezzanine Investors, L.P. after 1998 consisted of returns on iStar stock. Similarly, the realized returns for Starwood Opportunity Fund IV, L.P. after 1998 consisted of returns on equity investments in real estate, rather than real estate-related debt. Thus, it is not clear how the performance information presented on page 127 is relevant to investors in this offering. Please revise to omit the performance data or provide a further analysis supporting inclusion of this information in the prospectus.
     We have revised page 127 to delete the returns of Starwood Mezzanine Investors, L.P. and Starwood Opportunity Fund IV, L.P.
Exhibit 5.1, filed as Annex I to Response Letter, dated July 7, 2009
2.	We note your response to prior comment 15; however, we continue to believe that this assumption is not appropriate. Your response letter dated July 28, 2009 states that the Board has taken all action required to be taken by it prior to the issuance of the shares. Thus, it is not clear why counsel would include a further assumption regarding action by the pricing committee of the board. Please provide a revised opinion that removes this assumption.
     DLA Piper has revised its form of Exhibit 5.1 opinion to delete this assumption. A blacklined copy of the opinion is attached to this letter as Annex I.
3.	We note your response to prior comment 16; however, we continue to believe that this assumption is not appropriate. Counsel must be able to opine that, as of the date of this opinion, the company has available for issuance the requisite number of authorized but unissued common stock. Please provide a revised opinion that omits this assumption.
     DLA Piper has revised its form of Exhibit 5.1 opinion to delete this assumption. As noted in response to Comment 2 above, a blacklined copy of the opinion is attached to this letter as Annex I.
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          Please contact the undersigned at (212) 735-3574 or Yasmeena F. Chaudry at (212) 735-3202 should you require further information or have any questions.
Very truly yours,
/s/ David J. Goldschmidt
David J. Goldschmidt, Esq.

cc:	Ellis F. Rinaldi, Esq.
Starwood Property Trust, Inc.
c/o Starwood Capital Group
591 West Putnam Avenue
Greenwich, CT 06830

Jessica Barberich, Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Edward Petrosky, Esq.
J. Gerard Cummins, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10011

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Annex I
DLA Piper LLP (US)
The Marbury Building
6225 Smith Avenue
Baltimore, Maryland 21209-3600
T 410.580.3000
F 410.580.3001

W www.dlapiper.com
~~July   ,~~August 11, 2009
Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, ~~CT~~Connecticut 06830

Re:	Registration Statement on Form S-11 (Reg. No. 333- 159754)
Ladies and Gentlemen:
          We have served as special Maryland counsel to Starwood Property Trust, Inc., a Maryland corporation (the “Company”), in connection with the ~~registration~~Registration Statement on Form S-11 filed on July   ,29, 2009 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), of the sale and issuance of ~~up to~~                     a maximum aggregate offering price of $862,500,000 shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (“Common Stock”), covered by the above-identified Registration Statement filed by the Company with the Securities and Exchange Commission (the “Commission”). This opinion is being provided at your request in connection with the filing of the Registration Statement.
          In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):
          1. The Registration Statement and the related preliminary prospectus included therein, in the form in which it was transmitted to the Commission under the Securities Act;
          2. The charter of the Company (the “Charter”), certified as of a recent date by the State Department of Assessments and Taxation of Maryland (the “SDAT”);
          3. The Bylaws of the Company, certified as of the date hereof by the Secretary of the Company;
          4. Resolutions (the “Resolutions”) adopted by the Board of Directors of the Company (the “Board of Directors”) relating to (a) the registration, sale and issuance of the Shares and (b) the creation and delegation of authority to a Pricing Committee of the

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Board of Directors (the “Pricing Committee”) in connection therewith, certified as of the date hereof by the Secretary of the Company;
          5. A certificate of the SDAT as to the good standing of the Company, dated as of the date hereof; and
          6. A certificate (the “Secretary’s Certificate”) executed by                     Ellis F. Rinaldi, Secretary of the Company, dated as of the date hereof.
          In expressing the opinion set forth below, we have assumed the following:
          1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.
          2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.
          3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations (including the Company’s) set forth therein are legal, valid and binding.
          4. All Documents submitted to us as originals are authentic. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All statements and information contained in the Documents are true and complete. There has been no oral or written modification or amendment to the Documents, or waiver of any provision of the Documents, by action or omission of the parties or otherwise.
          ~~5. Prior to the issuance of any Shares, the Pricing Committee will adopt resolutions satisfying the requirements of Sections 2-203 and 2-208 of the Maryland General Corporation Law.~~
          ~~6. Prior to the issuance of any Shares, the Company will have available for issuance, under the Charter, the requisite number of authorized but unissued Common Stock.~~
          Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that, as of the date hereof, the Shares are duly authorized and, upon issuance and delivery of the Shares as contemplated by the Resolutions and the Registration Statement, the Shares will be validly issued, fully paid and non-assessable.
          We note that, pursuant to and as permitted by Section 2-411(b) of the MGCL, the Pricing Committee will be fixing, subsequent to the date hereof, the

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actual number, price and other terms and conditions of the Shares in accordance with the general authorization of the issuance of stock adopted by the Board of Directors.
          The foregoing opinion is limited to the substantive laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with the securities (or “blue sky”) laws of the State of Maryland. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.
          We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof. This opinion is limited to the matters set forth herein, and no other opinion should be inferred beyond the matters expressly stated.
          This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.
          We hereby consent to the filing of this opinion with the Commission as an Exhibit                      ~~of~~to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.
Very truly yours,
DLA PIPER LLP (US)
/DLA PIPER LLP (US)/

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